Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Emulex Corporation:
We consent to the use of our reports dated August 26, 2010, with respect to the consolidated balance sheets of Emulex Corporation and subsidiaries as of June 27, 2010 and June 28, 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 27, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of June 27, 2010, incorporated herein by reference.
Our report dated August 26, 2010 refers to changes in the Company’s method of accounting for uncertainties in income taxes in fiscal 2008, and its method of accounting for business combinations and presenting earnings per share in fiscal 2010, due to the adoption of new accounting pronouncements.
/s/ KPMG LLP
Irvine, California
August 26, 2010